SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                       ---------------------


                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                         (Amendment No. )1

               Global TeleMedia International, Inc.
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                         (Name of issuer)

                  Common Stock (par value $.004)
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                  (Title of class of securities)

                             37936X108
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                          (CUSIP number)


Stephen Rider, Canadian Imperial Bank of Commerce, Cottons Centre, Cotton Lane,
                      London, England SE1 2QL
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           (Name, address and telephone number of person
         authorized to receive notices and communications)

                         December 26, 1996
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      (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                    (Continued on following pages)
                         (Page 1 of 5 Pages)

----------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 37936X108                 13D        Page 2 of 5 Pages
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  1     NAME OF REPORTING PERSONS
        S.S. CANDIAN IMPERIAL BANK OF COMMERCE, OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A) |_|
                                                          (B) |_|

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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS*
                                       WC
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                       |_|
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                 LONDON, ENGLAND
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                7   SOLE VOTING POWER                               See Response
  NUMBER OF                                    258,640 Shares          to Item 3
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                8   SHARED VOTING POWER
                                              -
              ------------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
                                               258,640 Shares
              ------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                              -
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                 See Response
        REPORTING PERSON                                               to Item 5
                                 258,640 Shares
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                            |_|
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  13    PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (11)          See Response to
                                       2%                              to Item 5
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  14    TYPE OF REPORTING PERSON*
                                       BK
--------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                   Page 3 of 5

ITEM 1.    Security and Issuer.

           This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.004 per share ("Company Common Stock"), of Global TeleMedia International, Inc., a Florida corporation (the "Company"), which has its principal executive offices at 500 Northridge Road, Suite 780, Atlanta, Georgia 30350.

ITEM 2.    Identity and Background.

           This Statement is being filed by Canadian Imperial Bank of Commerce (London Branch) ("CIBC"), a foreign bank chartered under the Bank Act of Canada. CIBC is engaged principally in the banking business. The principal business address of CIBC is located at Cottons Centre, Cotton Lane, London, England SE1 2QL. CIBC is a branch of Canadian Imperial Bank of Commerce, a foreign bank with various bank and nonbank subsidiaries.

           During the last five years, CIBC has not been convicted in any criminal proceeding and has not been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    Source and Amount of Funds or Other Consideration.

           In July 1996, the Company commenced a $10,000,000 Regulation S Convertible Debenture offering. CIBC acquired a face amount of $1,350,000
Convertible Debentures (the "Convertible Debentures") from the Company in exchange for the payment by CIBC of funds in the amount of $1,012,500. CIBC obtained the requisite funds for the purchase of the Convertible Debentures from its internal funding sources. Pursuant to the terms of the Subscription Agreement relating to the purchase of the Convertible Debentures, fifty percent (50%) of the principal amount of debentures may first be converted into Company Common Stock on the date which is forty-five days following completion of the Convertible Debenture offering, with the remaining principal amount convertible on the date which is seventy-five days following the completion of the Convertible Debenture offering. Presently, CIBC has the option to convert the entire amount of the Convertible Debenture for Company Common Stock. At this juncture, CIBC desires to convert, based on the terms of the conversion ratio, $100,000 face amount of the Convertible Debentures into 258,640 shares of Company Common Stock.



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                                   Page 4 of 5

ITEM 4.    Purpose of Transaction.

           The securities of the Company to which this Statement relates are held by CIBC as an investment. Except as otherwise set forth in this Statement, CIBC does not presently have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company (other than in the normal course of business); (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on such Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's Amended and Restated Certificate of Incorporation or By-laws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

           CIBC may acquire shares of Company Common Stock or sell some or all of the shares of the Company Common Stock which may be owned by CIBC from time to time, depending on its evaluation of the Company's business, prospects and financial condition, the market for the shares, other opportunities available to CIBC, general economic conditions, money and stock market conditions and other future developments.

ITEM 5.    Interest in Securities of the Issuer.

           After the conversion set forth in Item 3 herein, CIBC will be the record owner of 258,640 shares of Company Common Stock and has the right to convert $1,250,000 face amount of Convertible Debentures into approximately 3,541,360 shares of Company Common Stock based on the existing conversion ratio. If CIBC elects to convert the remaining $1,250,000 Convertible Debentures into Company Common Stock, such an interest would constitute approximately 25% of the shares of Company Common Stock issued and outstanding as of December 23, 1996 (based upon a total of 14,982,000) shares of Company Common Stock issued and outstanding.

           Except as set forth in Item 3 hereof, CIBC has not effected any transactions in shares of Company Common Stock during the past 60 days.



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                                   Page 5 of 5
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Except as set forth in this Statement, CIBC does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    Materials to be Filed as Exhibits.

           None.



                             SIGNATURE



           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:     December 26, 1996



                CANADIAN IMPERIAL BANK OF COMMERCE
                (LONDON BRANCH)


                By:    /s/ Stephen Rider
                     Name: Stephen Rider
                     Title: Managing Director


36219240.1  011497  1356E  96316138

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